UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
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Alpha Mill – Charlotte, NC
267 Units

Investor Presentation

February 2015

Associated Estates
Great Living – It's What We Do®

Safe Harbor Statement

This presentation contains, and our officers and representatives may make, forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of forward-looking terminology such as "anticipate," "plan," "believe," "project," "estimate," "expect," "strategy," "may", "should," "will," and similar references to future periods, events, or trends. These statements are based on certain assumptions, as well as current expectations, estimates, projections, judgments and knowledge of management, all of which are subject to risks, trends and uncertainties that could cause actual results to vary from those projected, and you should not rely on forward-looking statements as predictions of future events. Factors which may cause the Company's actual results or performance to differ materially from those contemplated by forward-looking statements include, without limitation, those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the U.S. Securities and Exchange Commission (the "SEC"), and the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; the cost, distraction and results of litigation involving the Company or activist shareholder campaigns to effect changes at the Company; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results. In regard to the business review the Company is undertaking, there will be no updates until the review is complete and there is no set timeframe for completion. Readers should carefully review the Company's Annual Report on Form 10-K for the year ended December 31, 2014, and the other documents the Company files from time to time with the SEC. These forward-looking statements, whether written or oral, reflect management's judgment as of this date, and the Company assumes no obligation to revise or update them to reflect new information, future developments or circumstances.

Associated Estates
Great Living – It's What We Do®

Important Additional Information

Associated Estates, its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from Associated Estates shareholders in connection with the matters to be considered at Associated Estates' 2015 Annual Meeting. Associated Estates intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from Associated Estates shareholders. ASSOCIATED ESTATES SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Associated Estates' directors and executive officers in Associated Estates shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Associated Estates' 2015 Annual Meeting. Information can also be found in Associated Estates' Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC on Feb. 18, 2015. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Associated Estates with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Associated Estates' website at www.associatedestates.com or by contacting Jeremy Goldberg, Vice President of Corporate Finance and Investor Relations at (216) 797-8715.

Associated Estates
Great Living – It's What We Do®

Executive Summary

Leading Multifamily REIT with Demonstrated Performance

- Management team and Board of Directors have delivered ~195% total return to shareholders as compared to ~138% average for the Multifamily sector and ~98% for the RMS over the last ten years[1]
- Sustained NOI growth through Financial Crisis and has achieved NOI growth in line with peers since 2010

Late Stages of a Complete Portfolio Transformation

- Efficiently recycling capital to fund acquisitions and developments
- Developing to very attractive market yields with a pipeline of ~1,500 units
  - Two joint ventures with institutional investors reduce capital outlay and mitigate risk
- Building critical mass in strategic markets
- Average property age is 15 years, second youngest multifamily portfolio[2]

Corporate Governance Enhancements

- Douglas Crocker, former CEO of EQR joined the Associated Estates Board of Directors in December 2014 and heads the Finance and Planning Committee
- Jon Fosheim, Co-Founder and former Principal of Green Street Advisors, joined the Associated Estates Board of Directors in February 2015
- Associated Estates will seek approval from shareholders of various proposals to further enhance the Company's corporate governance during the Annual Shareholders Meeting

Undergoing Thorough Review of the Business

- With the assistance of Citigroup, Associated Estates is currently conducting a thorough review of the Company's assets, operations and business strategy led by a fully independent Finance and Planning Committee
- Sole focus of business review is to optimize shareholder value – "No options off the table"
- Associated Estates expects to update the market regarding the business review in advance of the Annual Shareholder Meeting

Source: SNL Financial
(1) Measured from 1/1/2005 to 5/30/2014
(2) Per Green Street Advisors Residential Sector Update, 11/26/2014

4

Associated Estates
Great Living – It's What We Do®



Cantabria at Turtle Creek – Dallas, TX
249 Units

Leading Multifamily REIT with Demonstrated Performance

Associated Estates
Great Living – It's What We Do®

History of Driving Total Shareholder Return

Associated Estates has consistently delivered best-in-sector total return over the last ten years.

10 Year Total Shareholder Return
From 5/28/2004 to 5/30/2014[1]



5 Year Total Shareholder Return
From 5/29/2009 to 5/30/2014[1]



LTM Total Return
From 5/30/2013 to 5/30/2014[1]



Source: SNL Financial

Note: Total return measured from 12/31/2004 – 5/30/2014: AEC – 195.2%, MF Sector ex-AEC simple average – 137.8%, RMS – 98.3%

(1) Land & Buildings' first letter to Associated Estates was published on 6/3/2014

Associated Estates
Great Living – It's What We Do®

Resilient and Sustained NOI Growth

Associated Estates has delivered solid NOI growth performance vis-à-vis Multifamily REIT peers since the Financial Crisis, even while transforming its portfolio.

NOI CAGR

Financial Crisis (2007 – 2009)

Post-Financial Crisis (2010 – 2014)





Source: Company financials
Note: Average excludes Associated Estates

Associated Estates
Great Living – It's What We Do®

Prudent Capital Allocation – Acquisitions and Dispositions

Associated Estates has successfully navigated multiple cycles in the apartment business, consistently selling near the top and buying near the bottom.

RMS Index Level

1/1/2005 – 12/31/2014



Multifamily Nominal Cap Rates

1/1/2005 – 12/31/2014



Associated Estates Net Buyer / (Seller) of Real Estate During Year

1/1/2005 – 12/31/2014

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
($43.3)	($92.5)	$43.2	($16.8)	($33.9)	$254.7	$105.9	$95.3	$122.2	($171.3)

Source: Green Street Advisors, SNL Financial and Company financials

Associated Estates
Great Living – It's What We Do®



Park at Crossroads – Cary, NC
344 Units

Late Stages of a Complete Portfolio Transformation

Associated Estates
Great Living – It's What We Do®

Diversified Portfolio with High Quality Assets

Properties located in high barrier-to-entry submarkets in major metropolitan areas.


Southeast Michigan:
Northeast Ohio:
Columbus:
Western Michigan:
Northern California:
Metro DC:
Indianapolis:
Southern California:
Northern Virginia:
Southeast Virginia:
Charlotte:
Raleigh-Durham:
Atlanta:
Dallas:
Southeast Florida:
Tampa:

- Stabilized property (49 properties, 12,734 units)
- Committed acquisition (3 properties, 1,026 units)
- Land banked (2 projects, 533 units)
- Wholly owned development project (3 projects, 564 units)
- JV development project (2 projects, 882 units[1])

Note: As of 1/31/2015
(1) Units reflect 100% of JV's units

10

Associated Estates
Great Living – It's What We Do®

2014 Strategic Dispositions at Attractive Yields

Completed Dispositions

Property	Closed	Location	Units	Age	Sales Price	Market Cap Rate[1]	Unlevered IRR	Gain (GAAP)
Hampton Point	February	Silver Spring, MD	352	28	$60,000	6.0%	15.3%	$41,000
Vista Germantown	April	Nashville, TN	242	2	$53,250	4.5%	19.8%	$18,800
Reflections	April	Columbia, MD	184	29	$38,400	5.7%	15.7%	$27,900
Annen Woods	June	Pikesville, MD	131	27	$20,500	5.8%	12.7%	$13,200
Cypress Shores	December	Coconut Creek, FL	300	23	$44,250	5.4%	12.4%	$32,400
Total / Average			**1,209**	**22**	**$216,400**	**5.4%**	**16.2%**	**$133,300**



Annen Woods



Cypress Shores

Note: $'s in thousands
(1) Market cap rate assumes a 3% management fee and marking to market real estate taxes

11

Associated Estates
Great Living – It's What We Do®

Committed Acquisitions: Best-in-Class Portfolio

1,026 units under contract in various stages of development and lease-up



1160 Hammond (345 units)
Atlanta, GA (Perimeter Submarket)

- Property under contract in Q3 2013; currently 42% leased
- Expected to close Q1 2015, once construction is complete



Varela Westshore (350 units)
Tampa, FL (Westshore Submarket)

- Property under contract in Q3 2013; currently 32% leased
- Expected to close Q2 2015, once construction is complete



The Edge at Flagler Village (331 units)
Fort Lauderdale, FL (Downtown Fort Lauderdale)

- Property under contract in Q4 2012; currently 73% leased
- Expected to close in Q1 2016



As of 2/18/2015

Associated Estates
Great Living - It's What We Do®

Improving Efficiencies By Creating Scale in Strategic Markets

Raleigh-Durham, North Carolina – 5 Properties / 1,109 Units



Dallas, Texas – 5 Properties / 1,342 Units



Operating Property   Current Development

Associated Estates
Great Living – It's What We Do®

Class A Portfolio Across All Markets

Region	Units	Property Grade	AEC Revenue / Occupied Unit Q4 2014
Indianapolis	836	A- / A	$994
Central Ohio	1,581	A- / A	$1,039
Northeast Ohio	1,303	B+ / A-	$1,243
Southeast Michigan	1,778	B+ / A-	$1,043
Western Michigan	438	B(1)	$954
Total Midwest	**5,936**		**$1,072**
Metro DC	250	B / B+	$2,094
Charlotte	562	A+	$1,342
Raleigh-Durham	1,109	A+ / A++	$1,284
Northern Virginia	1,272	B / B+	$1,648
Southeast Virginia	864	A- / A	$1,246
Total Mid-Atlantic	**4,057**		**$1,448**
Southeast Florida	1,294	B+	$1,616
Atlanta	354	A / A+	$1,210
Total Southeast	**1,648**		**$1,529**
Dallas	1,093	A / A+	$1,429
Total Southwest	**1,093**		**$1,429**
Total Portfolio	**12,734**	A- / A	**$1,282**



Residence at Barrington – Aurora, OH
288 Units



21 Forty Medical District – Dallas, TX
396 Units

Source: Axiometrics, Green Street Advisors, Company financials
(1)   Per Axiometrics; Green Street Advisors does not provide a grade for Western Michigan

Associated Estates
Great Living – It's What We Do®

Attractive Same Store Rent / Unit Growth in Multifamily Sector

Associated Estates has achieved above average Rent / Unit growth in the Multifamily sector over the past 10 years.

10 Year Same Store Rent / Unit Growth[1]



Source: SEC Filings as of 12/31/14
(1) Data represents same store rent / unit growth from year end 2004 to year end 2014

Associated Estates
Great Living – It's What We Do®

Associated Estates' Transformation Into a Class A Portfolio

Associated Estates' portfolio transformation will be complete once our development pipeline stabilizes.

Associated Estates only owns 1 property from time of IPO and has disposed of over $800 million of assets over the past 10 years.

	Portfolio 10 Years Ago[1]	Portfolio 5 Years Ago[1]	Portfolio Today[2]	Portfolio in 2 Years[3]
Total # of Units	16,903	12,108	12,734	~14,100
Total Revenue / Occupied Unit	$757	$935	$1,282	~$1,550
Average Occupancy	91.9%	93.5%	94.4%	~95.0%
Portfolio Quality	B- / C+[4]	B+[4]	A- / A[4]	A
Operating Margins	53.6%	58.4%	63.6%	~65.0%
Average Age	14	15	15	~14

Top 5 Markets % of NOI


Other
2%
Southeast
15%
Mid-
Atlantic
7%
Midwest
76%


Southeast
24%
Mid-
Atlantic
19%
Midwest
57%


Southwest
8%
Southeast
14%
Midwest
39%
Mid-
Atlantic
39%


West
Coast
12%
Southwest
8%
Midwest
27%
Southeast
20%
Mid-
Atlantic
33%

Source: SEC Filings
(1) Information is as of Q4 2004 and 2009
(2) Information is as of Q4 2014, excludes assets disposed of throughout year
(3) Assumes rent growth of 3.0% per year on SS portfolio, announced acquisitions and dispositions and stabilization of current active development pipeline
(4) Per Green Street Advisors

16

Associated Estates
Great Living - It's What We Do®

Experienced Associated Estates Regional Development Team



Cindy Harris

VP of Development - Central

- ❑ Joined Associated Estates in 2012
- ❑ Senior Project Manager at Huffines Communities from February 2011 until 2012
- ❑ VP of Development at Post Properties and Columbus Realty Trust from February 1994 until June 2003
- ❑ More than 30 years of property management and development experience



Kevin Hampton

VP of Development - West

- ❑ Joined Associated Estates in 2013
- ❑ VP of Development at Western National Realty Advisors from 2003 until 2013
- ❑ Senior VP and Executive Director at Ameriton Properties, subsidiary of Archstone Communities, from 1996 - 2000
- ❑ More than 26 years of multifamily and construction experience



Frank Poli

VP of Development - East

- ❑ Joined Associated Estates in 2012
- ❑ VP of Development at Keating Partners from 2004 until 2012
- ❑ Senior VP of Development at Charles E. Smith (acquired by Archstone) from 1997 - 2004
- ❑ 36 years of residential and commercial project development and management experience



Tony Duplisse

VP of Acquisitions and Development

- ❑ Joined Associated Estates in 2014
- ❑ Senior VP of Asset Management and of Investments for Equity Residential from 1998 and 2008, respectively, until 2014
- ❑ 24 years of property management, acquisitions and development experience

Associated Estates
Great Living – It's What We Do®

Market Leading Value Creation Through Development

Stabilized yield on current developments is 6.75%, which is 260 bps higher than current market cap rates.

Active Development	# of Units	Estimated Stabilized Date	Stabilized Rent per Square Foot	Total Estimated Cost[1]	Market Cap Rate[2]	Estimated Stabilized Yield	Spread
Cantabria at Turtle Creek Dallas, TX	249	Q2 2015	$2.27	$56,800	4.50%	7.19%	2.69%
7001 Arlington at Bethesda Bethesda, MD	140	Q3 2015	$3.48	$53,400	4.25%	7.20%	2.95%
The Desmond on Wilshire Los Angeles, CA	175	Q1 2016	$4.02	$76,300	4.00%	6.30%	2.30%
350 8th (50/50 JV) San Francisco, CA	410[3]	Q1 2017	$4.50	$122,500[4]	4.00%	6.60%	2.60%
950 East Third (50/50 JV) Los Angeles, CA	472[3]	Q4 2017	$3.22	$82,000[4]	4.25%	6.80%	2.55%
Total	**1,446**		**$3.68**	**$391,000**	**4.15%**	**6.75%**	**2.60%**

(1) $'s in thousands
(2) Assumes 3% management fee
(3) Units reflect 100% of JV's units
(4) Total estimated cost is based on Associated Estates portion of the unconsolidated joint venture

18

Associated Estates
Great Living – It's What We Do®

Well Endorsed JV Development Pipeline

Associated Estates has received the endorsement of a leading institutional partner for our exciting development project at 350 8th in San Francisco.



350 8th (410 units)
San Francisco, CA

- Off-market purchase in the South of Market "SoMa" submarket
- Formed a 50/50 joint venture with AIG Global Real Estate
- Development agreement with 4Terra Investments, who formerly led Archstone's west coast development efforts



950 East Third (472 units)
Los Angeles, CA

- Off-market purchase in the Arts District of Downtown Los Angeles
- Formed a 50/50 joint venture with Legendary Development

Associated Estates
Great Living – It's What We Do®

Delivering Strong Value from Our Development Pipeline

Cantabria at Turtle Creek (249 units)
Dallas, TX

- Total Estimated Cost: $56.8 million
- Cost Per Unit: $228,000
- Stabilized Rent per Unit: $2,286



7001 Arlington at Bethesda (140 units)
Bethesda, MD

- Total Estimated Cost: $53.4 million
- Cost Per Unit: $381,000
- Stabilized Rent per Unit: $2,781



The Desmond on Wilshire (175 units)
Los Angeles, CA

- Total Estimated Cost: $76.3 million
- Cost Per Unit: $436,000
- Stabilized Rent per Unit: $3,338



Rendering

Associated Estates
Great Living – It's What We Do®

A Fully Funded Active Development Platform

Associated Estates' active development pipeline will be funded via in-place construction loans and strategic asset dispositions.

Sources & Uses

Sources	
Construction Loan Draws	$150
Forecasted Dispositions	$50
Total Sources	**$200**

Uses	
Remaining Development Spend	$200
Total Uses	**$200**

Remaining Committed Development Spend Relative to Gross Real Estate Assets[1]



- ☐ Gross real estate assets
- ☐ Remaining active development spend
- ● Remaining active development spend / Gross real estate assets

(1) Gross Real Estate Assets for 2015 PF and 2016 PF are adjusted to include announced acquisitions, developments and dispositions

Associated Estates
Great Living – It's What We Do®



The Apartments at Blakeney – Charlotte NC
295 Units

Corporate Governance Enhancements

Associated Estates
Great Living – It's What We Do®

Corporate Governance Enhancements

- Appointment of Douglas Crocker, former CEO of Equity Residential, as independent Director and Chair of the Finance and Planning Committee
  - The Business Review will be headed by Douglas Crocker

- Appointment of Jon Fosheim, co-founder of Green Street Advisors, as independent Director
  - Jon Fosheim joined the Finance and Planning Committee

- Jeff Friedman stepped down as a member of the Finance and Planning Committee, which is now comprised entirely of independent directors

- Plan to add additional independent Director in 2015 and request shareholder approval to expand Board of Directors to eight members

"Our detailed work analyzing each of the activist's claims leads us to the view that with the recent corporate governance changes, keeping the current management and Board in place is likely to be the best scenario for maximizing shareholder value over time."

– MLV & Co.
January 6, 2015

"Management has improved corporate governance and allowed the stock to trade closer to if not above NAV."

– Compass Point
December 29, 2014

Note: Permission to use quotations neither sought nor obtained

Associated Estates
Great Living – It's What We Do®

Corporate Governance Enhancements

- The Associated Estates Board of Directors has approved the following actions to further enhance the Company's governance standards:

  - Eliminated the Executive Committee of the Board, which the Company has used in the past to declare dividends in between regular meetings of the Board of Directors

  - Terminated the shareholder rights plan

  - Recommending shareholder approval at the 2015 Annual Meeting of Shareholders to eliminate the Company's 4.0% common share ownership limit

- Additional actions that have further enhanced the Company's governance standards:

  - Added a "clawback" provision to the equity based award plan

  - Added a "double trigger" change-in-control feature to the equity based award plan

  - Eliminated the evergreen provision and the tax gross up provision in the CEO's contract

  - Adopted robust minimum share ownership requirements for Directors and Section 16 officers

  - Modified the Directors' deferred compensation plan to facilitate payment of deferred compensation (including cash) and related earnings in shares upon distribution

  - Reduced the cash retainer portion and increased the equity based component of Directors' compensation

  - Increased the percentage of independent directors to 86% (100% of non-employee directors), each of whom is elected annually

Associated Estates
Great Living – It's What We Do®

highly qualified and Experienced Board of Directors

The Board of Directors and Management continue to work together to build long-term value for shareholders with 3 Directors joining since 2012.

Douglas Crocker II
Finance & Planning Chairman
Joined Board in 2014

- Currently serves as a Director / Trustee for Acadia Realty Trust, Ventas, Inc., and CYS Investments, Inc.
- Former Director of Post Properties
- Former Vice Chairman and CEO of Equity Residential

Jon A. Fosheim
Joined Board in 2015

- Co-founder and principal of Green Street Advisors from 1985 to 2005
- CEO of Oak Hill REIT Management from 2005 to 2011
- Formerly worked at Bear Stearns & Co. and Touche Ross and Co. (now Deloitte LLP)

Jeffrey I. Friedman
Chairman, President & CEO
Joined Board in 1993

- Chairman, president and CEO of Associated Estates
- Ernst & Young "Entrepreneur of the Year" in 2011
- Has served as Chairman and CEO since 1993

Michael E. Gibbons
Joined Board in 2004

- Senior Managing Director and Principal, Brown Gibbons Lang & Co. L.P.
- Former President and CEO of Underwood, Neuhaus & Company, and SVP of McDonald & Company Securities
- Instrumental in the development of a new long term strategic plan which has helped the Company obtain investment grade ratings

James J. Sanfilippo
Audit Committee Chairman
Joined Board in 2012

- Retired Managing Partner, Grant Thornton LLP
- Served as office Managing Partner for Grant Thornton LLP, Cleveland, Ohio from 1988 to 2007
- Sarbanes Oxley 404 compliance expert

James A. Schoff
Nominating & Corporate Governance Chairman
Joined Board in 2006

- Former DDR senior executive, roles included Special advisor to the Chairman, EVP & COO, Vice Chairman & CIO
- Serves on the board of Quasar Energy Group
- Former board member and audit committee member of American Industrial Properties REIT

Richard T. Schwarz
Lead Independent Director
Executive Compensation Chairman
Joined Board in 1994

- Limited Partner of Edgewater Capital Partners since 2003
- Former Director and president of Laurel Industries and co-founder of Sycamore Partners LLC
- Served on more than 10 Board of Directors including previous terms as Chairman of the Board for Nine Sigma and Director for Enpath

Source: FactSet and company filings as of 2/19/2015

Associated Estates
Great Living – It's What We Do®

Addition of Douglas Crocker to Associated Estates' Board of Directors



- Currently serves as a Director / Trustee for the following companies: Acadia Realty Trust (NYSE: AKR), Ventas, Inc. (NYSE: VTR), and CYS Investments, Inc. (NYSE: CYS)
- Former Director of Post Properties
- Previously, Mr. Crocker was Vice Chairman of Equity Residential ("EQR"), and served as its CEO from 1992 to 2003
  - EQR under Mr. Crocker outperformed the SNL US REIT Equity Index by 2.0x
- Prior to EQR, Mr. Crocker was Managing Director of Real Estate Finance at Prudential Securities, CEO of McKinley Financial Group and President of American Invesco
- Harvard College graduate

> "Doug's leadership, vision and drive have made Equity Residential the paradigm of the multifamily industry."
>
> – Sam Zell, Chairman of Equity Residential
> *February 1, 2003*

Douglas Crocker Total Return Track Record

As CEO of EQR
(1993 – 2002)



325%
250%
175%
100%
25%
(50%)
2.0x outperformance
246%
125%
Aug-93
Jun-95
May-97
Mar-99
Feb-01
Dec-02
EQR
SNL US REIT Equity

As Director of Ventas
(1998 – Current)



1,800%
1,400%
1,000%
600%
200%
(200%)
2.9x outperformance
1,498%
516%
Nov-98
Feb-02
May-05
Aug-08
Nov-11
Feb-15
VTR
SNL US REIT Equity

As Director of Acadia
(2003 – Current)



450%
350%
250%
150%
50%
(50%)
1.6x outperformance
379%
231%
Nov-03
Feb-06
May-08
Aug-10
Nov-12
Feb-15
AKR
SNL US REIT Equity

Source: SEC Filings and SNL Financial

Associated Estates
Great Living – It's What We Do®

Addition of Jon Fosheim to Associated Estates' Board of Directors

The appointment of Jon Fosheim to Associated Estates' Board of Directors adds a REIT industry veteran that we believe will enhance Associated Estates' operations going forward.



- Currently serves on the Board of Directors of Apple Hospitality REIT as of January 2015
- CEO of Oak Hill REIT Management, an investment firm specializing in REIT investments, from 2005 to 2011
- Co-founder and Principal of Green Street Advisors, an industry leader in real estate and REIT research, from 1985 to 2005
- Prior to founding Green Street Advisors, Mr. Fosheim worked at Bear Stearns & Co. and Touche Ross and Co. (now Deloitte LLP)
- Received his BA, MBA and JD degrees from the University of South Dakota

"Associated Estates has an impressive portfolio of diversified properties and a strong development team with an exciting opportunity to deliver value to its investors. I look forward to working together with the entire Board and management team and talking directly to the Company's shareholders about how we can further strengthen the Company and deliver superior value to shareholders."

– Jon Fosheim
February 19, 2015

Source: SEC Filings

Associated Estates
Great Living – It's What We Do®



Alexander at Ghent – Norfolk, VA
268 Units

Undergoing Thorough Review
of the Business

Associated Estates
Great Living – It's What We Do®

associated estates is undertaking a thorough business Review With Citigroup

- The Company has engaged Citigroup Global Markets inc. as a financial advisor to assist the Board in conducting a thorough review of the Company's business

  - Mr. Crocker, in his capacity as chairman of the fully independent Finance and Planning committee of the Board, has been tasked with overseeing this review of the Company's strategy, portfolio and business

"As we begin our review with the help of our financial advisors, our intention is to analyze the Company's strategy, assets and opportunities to optimize shareholder value. We will continue to develop and refine our business plan with a singular focus on maximizing value for all Associated Estates shareholders, and I am confident we will achieve our objective."

– Douglas Crocker

December 29, 2014

"While our review of the Company's assets, operations and business strategy is ongoing, I am confident that, together with the Company's financial advisors and other committee members, we will successfully determine the best path forward for the Company. I am taking a very objective and dispassionate approach to this review, and I want to assure shareholders that everything is on the table.

The Board's only objective is to continue to do what's right for all shareholders. We look forward to updating you on all of our progress in the months ahead. I plan to be actively engaged in discussions with shareholders, and I look forward to meeting those investors in Associated Estates whom I do not already know."

– Douglas Crocker

February 3, 2015

Associated Estates
Great Living – It's What We Do®

associated estates: Focused on shareholder Returns

Leading Multifamily REIT with Demonstrated Performance

Late Stages of a Complete Portfolio Transformation

Corporate Governance Enhancements

Undergoing Thorough Review of the Business

Attractive Total Shareholder Returns

Associated Estates
Great Living – It's What We Do®



Dwell Vienna Metro – Fairfax, VA
250 Units

The Truth About Land & Buildings

Associated Estates
Great Living – It's What We Do®

Shifting Land & Buildings Requests

"L&B's suggested 10% Blue Chip premium is far from obtainable in the foreseeable future. "

- Green Street Advisors
January 28, 2015

"First, we believe that Associated Estates is not as mismanaged as purported. While there are certainly items of concern, the portfolio quality has been improved, the balance sheet strengthened, and core performance has been "reasonable" given market exposure and cyclical trends. Second, we believe the activist investor's subjective portfolio value estimate to be inflated."

- Cantor Fitzgerald
February 3, 2015

"In our view, the 900bps of NOI recapture seems aggressive given that AEC's net rents are already ~10% above market and the company's NOI margin is 2% below coastal peers."

- Sandler O'Neill
January 29, 2015

"We doubt the AEC portfolio can generate the NOI needed to support Litt's lofty valuation estimates (current NAV of $31/sh; fair value with Litt's board nominees $37/sh)."

- Jefferies
February 3, 2015

L&B Hypothetical NAV:
$29.00

L&B Hypothetical NAV:
$37.00

June 3, 2014:
Public Letter #1
- Urges Board to consider a sale of the company
- Calls for refresh of current board and management

November 17, 2014:
Public Letter #2
- Lists intention to nominate full slate of 7 directors at next annual meeting

December 3, 2014:
Public Letter #3
- Litt demands observer status for Board's strategic review

January 28, 2015:
Investor Presentation
- Litt and Sellers state that they will run the company in order to reach $37 of NAV per share without presenting 'who' would run the day-to-day operations



| Jun. | Jul. | Aug. | Sept. | Oct. | Nov. | Dec. | Jan. |

Note: Permission to use quotations neither sought nor obtained

Associated Estates
Great Living ~ It's What We Do®

Associated Estates: Committed to Good Governance and A Fair Settlement

- Associated Estates has made numerous good-faith attempts at a settlement agreement

- Land & Buildings continues to mislead shareholders by contending that Associated Estates is unwilling to reach a settlement agreement

Land & Buildings Myths

"Land and Buildings is disappointed that AEC is unwilling to consider adding to its Board any of the seven highly qualified nominees that Land and Buildings intends to nominate."

- Land & Buildings Press Release
February 9, 2015

Associated Estates Facts

"...The Company indicated its willingness to have two of Land and Buildings' director nominees join the Board and participate in the business review."

- Associated Estates Press Release
December 29, 2014

"I want to again convey to you that we are willing to have two of Land and Buildings' director nominees - specifically, Charles M. Elson and Gregory F. Hughes - join the Associated Estates Board – which is consistent with what you suggested when we met this past Sunday (2/8/2015)."

- Associated Estates letter to Land & Buildings
February 11, 2015
(filed 2/19/2015)

Associated Estates Has Always Been – and Remains – Open to a Fair Settlement Agreement.

Associated Estates
Great Living – It's What We Do®

Setting the Record Straight – The Edge at Flagler Village

Despite the misleading characterization of Land & Buildings, Associated Estates does not currently own The Edge at Flagler Village and the property is not on LRO.

- Associated Estates began managing the property in April 2014 but the current owner still exercises full control over most of the decisions that significantly impact the economics of the entity, including the setting of rents



- Associated Estates does not currently derive any FFO from this property apart from property management fees

- Associated Estates is recognizing any concessions in the month given versus amortizing it over the life of the lease, thus having no impact on Associated Estates' cash flow upon closing

A minimum level of due diligence on the property would indicate who owns the property and who has control rights.

Associated Estates
Great Living – It's What We Do®

Upgrading of Doral West Property Almost Complete

Associated Estates' Doral West property in South Florida is undergoing an extensive renovation to upgrade the interior and exterior of the property.

- Associated Estates acquired Doral West in July 2013 as a rehab opportunity with plans to upgrade all units as well as a complete exterior renovation; 35% of the property units were renovated at the time of close

- The exterior renovations, including full exterior paint and landscaping upgrades, were completed on 1/23/2015 and anticipate completing all unit renovations by the end of Q1 2015

- Two weeks prior to Land & Buildings' presentation on 1/28/2015, all signage had been replaced at Doral West as part of the exterior renovation

Photos Taken During Renovation Process[1]

New Signage Throughout the Property Now Located on Buildings





(1)   Pictures from Land & Buildings presentation on 1/28/2015

Associated Estates
Great Living – It's What We Do®

Market-Leading Properties in Southeast Florida

Independent, third-party company confirms that Associated Estates' operating metrics are ahead of their market comparables.

Vista Lago	Waterstone at Wellington	Windsor Pines
		

"When looking at both property level and floor plan level views, Vista Lago appears to be priced competitively and appropriately."
— Axiometrics

"The fact that the Waterstone at Wellington has been able to maintain a high occupancy level while achieving strong rent growth suggests that, at this point in time, the subject is outperforming the comp set."
— Axiometrics

"With high rent growth and occupancy above 95%, Windsor Pines is outperforming its comp set."
— Axiometrics

	Vista Lago	Comps(1)
Year Built	2002	2006
Effective Rent (psf)	$1.16	$1.18
Annual Effective Rent growth	8.9%	5.3%
Occupancy	96.8%	94.3%
Occupancy change (2/14-2/15)	(1.2%)	(1.9%)

	Waterstone at Wellington	Comps(1)
Year Built	1998	2004
Effective Rent (psf)	$1.28	$1.25
Annual Effective Rent growth	11.4%	9.8%
Occupancy	96.9%	96.3%
Occupancy change (2/14-2/15)	(1.1%)	(1.0%)

	Windsor Pines	Comps(1)
Year Built	1998	2005
Effective Rent (psf)	$1.41	$1.46
Annual Effective Rent growth	7.2%	2.9%
Occupancy	95.9%	95.0%
Occupancy change (2/14-2/15)	(0.6%)	(1.5%)

Source: All data from Axiometrics; Annual Effective Rent Growth and Occupancy figures exclude non same store properties
(1) Comps as defined by Axiometrics

Associated Estates
Great Living – It's What We Do®

Relative Performance – EQR Outperformed Archstone

Total Return Performance (1997 – 2002)

Overlapping Time Period When Douglas Crocker and Scot Sellers were CEOs of EQR and ASN, respectively



EQR outperformed ASN by 21.5%

EQR: 73.8%
ASN: 52.3%
RMS: 39.5%

Legend: EQR — Archstone-Smith Trust — RMS

Source: SNL Financial, SEC filings

Associated Estates
Great Living – It's What We Do®

Relative Performance – EQR Outperformed Gables As Well As Archstone

Total Return Performance (1997 – April 1999)

Overlapping Time Period When Douglas Crocker, Scot Sellers and Marcus Bromley were CEOs of EQR, ASN and GBP respectively

EQR outperformed ASN by over 15% and GBP by over 20%



Source: SNL Financial, SEC filings

Associated Estates
Great Living – It's What We Do®

Executive Summary

Leading Multifamily REIT with Demonstrated Performance

- Management team and Board of Directors have delivered ~195% total return to shareholders as compared to ~138% average for the Multifamily sector and ~98% for the RMS over the last ten years[1]
- Sustained NOI growth through financial crisis and has achieved NOI growth in line with peers since 2010

Late Stages of a Complete Portfolio Transformation

- Efficiently recycling capital to fund acquisitions and developments
- Developing to very attractive market yields with a pipeline of ~1,500 units
  - Two joint ventures with institutional investors reduce capital outlay and mitigate risk
- Building critical mass in strategic markets
- Average property age is 15 years, second youngest multifamily portfolio[2]

Corporate Governance Enhancements

- Douglas Crocker, former CEO of EQR joined the Associated Estates Board of Directors in December 2014 and heads the Finance and Planning Committee
- Jon Fosheim, Co-Founder and former Principal of Green Street Advisors, joined the Associated Estates Board of Directors in February 2015
- Associated Estates will seek approval from shareholders of various proposals to further enhance the Company's corporate governance during the Annual Shareholders Meeting

Undergoing Thorough Review of the Business

- With the assistance of Citigroup, Associated Estates is currently conducting a thorough review of the Company's assets, operations and business strategy led by a fully independent Finance and Planning Committee
- Sole focus of business review is to optimize shareholder value – "No options off the table"
- Associated Estates expects to update the market regarding the business review in advance of the Annual Shareholder Meeting

Source: SNL Financial
(1) Measured from 1/1/2005 to 5/30/2014
(2) Per Green Street Advisors Residential Sector Update, 11/26/2014

Associated Estates
Great Living – It's What We Do®

Lofts at Weston Lakeside – Cary, NC
215 Units

AssociatedEstates.com


Associated Estates
Great Living – It's What We Do®